February 6, 2024

VIA EDGAR United States Securities and Exchange Commission Division of Corporation Finance, Office of Real Estate & Construction 100 F Street, NE Washington, D.C. 20549

Attn:	Paul Cline

Isaac Esquivel

Ronald E. Alper

Pam Howell

Re:	Helix Acquisition Corp. II

Amendment No. 1 to Registration Statement on Form S-1

Filed February 2, 2024

File No. 333-276591

Ladies and Gentlemen:

On behalf of our client, Helix Acquisition Corp. II, a Cayman Islands exempted company (the “Company”), we are writing to submit the Company’s response to the comment of the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Staff”) with respect to the above-referenced Amendment No. 1 to Registration Statement on Form S-1 filed on February 2, 2024 (“Amendment No. 1”), contained in the Staff’s letter dated February 6, 2024 (the “Comment Letter”).

The Company has filed via EDGAR Amendment No. 2 to the Registration Statement (“Amendment No. 2”), which reflects the Company’s response to the comment received from the Staff and certain updated information. For ease of reference, the comment contained in the Comment Letter is printed below in bold and is followed by the Company’s response. All page references in the response set forth below refer to page numbers in Amendment No. 2 as filed.

Amendment No. 1 to Registration Statement on Form S-1 filed February 2, 2024

Risk Factors, page 32

1.	We note your investment company risk factors beginning on page 41. Please disclose that if you are found to be operating as an unregistered investment company, you may be required to change your operations, wind down your operations, or register as an investment company under the Investment Company Act. Also include disclosure with respect to the consequences to investors if you are required to wind down your operations as a result of this status, such as the losses of the investment opportunity in a target company, and any price appreciation in the combined company. Please confirm that if your facts and circumstances change over time, you will update your disclosure to reflect how those changes impact the risk that you may be considered to be operating as an unregistered investment company.

Response: The Company has revised the disclosure on page 42 of Amendment No. 2 to address the Staff’s comment. The Company hereby confirms that if, in the future, it determines that the facts and circumstances material to the Company’s potential status as an investment company have changed, it will update the applicable disclosure in future filings with the SEC to the extent required to reflect how those changes impact the risk that the Company may be considered to be operating as an unregistered investment company.

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Please do not hesitate to contact Joel L. Rubinstein at (212) 819-7642 of White & Case LLP with any questions or comments regarding this letter.

Sincerely,

/s/ White & Case LLP
White & Case LLP

cc:	Bihua Chen, Helix Acquisition Corp. II